UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOMANETICS CORPORATION
(Name of Subject Company)
SOMANETICS CORPORATION
(Name of Person Filing Statement)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445405
(CUSIP Number of Class of Securities)

Bruce J. Barrett
President and Chief Executive Officer
2600 Troy Center Drive
Troy, MI 48084-4771
(248) 244-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
SIGNATURE

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 25, 2010 (as amended from time to time, the “Schedule 14D-9”) by Somanetics Corporation, a Michigan corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware company (“Parent”) and a wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (collectively, the “Shares”) at a purchase price of $25.00 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph on page 33 of the Schedule 14D-9 after the last paragraph under the heading “Regulatory Approvals”:
     On June 25, 2010, Covidien and the Company each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC in accordance with the HSR Act. The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. on July 12, 2010. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Somanetics Corporation
By:	/s/ Bruce J. Barrett
Bruce J. Barrett
President and Chief Executive Officer

Dated: July 13, 2010